FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 27, 2014

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Divisional performance

The results of each division on a managed basis are set out below. The results are stated before movements in own credit adjustments, Payment Protection Insurance costs, Interest Rate Hedging Products redress and related costs, regulatory and legal actions, amortisation of purchased intangible assets, integration and restructuring costs, gain/(loss) on redemption of own debt, write-down of goodwill and other intangible assets, Asset Protection Scheme, strategic disposals, bank levy and RFS Holdings minority interest. The impact of the establishment of RBS Capital Resolution is included within the 'managed basis' results.

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012
	£m	£m	£m	£m	£m

Operating profit/(loss) before impairment
losses by division
UK Retail	2,267	2,420	545	599	606
UK Corporate	2,248	2,634	544	572	658
Wealth	250	289	70	61	92
International Banking	508	705	107	111	192
Ulster Bank	317	324	71	72	75
US Retail & Commercial	803	845	188	201	223

Retail & Commercial	6,393	7,217	1,525	1,616	1,846
Markets	712	1,546	73	209	161
Central items	(25)	124	(173)	47	126

Core	7,080	8,887	1,425	1,872	2,133
Non-Core	(951)	(656)	(732)	(264)	(239)

Group operating profit before impairment losses	6,129	8,231	693	1,608	1,894

Impairment losses/(recoveries) by division
UK Retail	324	529	73	82	93
UK Corporate	1,188	838	659	150	234
Wealth	29	46	21	1	16
International Banking	229	111	47	28	37
Ulster Bank	1,774	1,364	1,067	204	318
US Retail & Commercial	156	91	46	59	23

Retail & Commercial	3,700	2,979	1,913	524	721
Markets	92	37	34	(1)	22
Central items	64	40	1	66	8

Core	3,856	3,056	1,948	589	751
Non-Core	4,576	2,223	3,164	581	703

Group impairment losses	8,432	5,279	5,112	1,170	1,454

Of which RCR related (1)	4,490	-	4,290	200	-

Note:

(1)	Pertaining to the creation of RCR and related strategy.

Divisional performance

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012
	£m	£m	£m	£m	£m

Operating profit/(loss) by division
UK Retail	1,943	1,891	472	517	513
UK Corporate	1,060	1,796	(115)	422	424
Wealth	221	243	49	60	76
International Banking	279	594	60	83	155
Ulster Bank	(1,457)	(1,040)	(996)	(132)	(243)
US Retail & Commercial	647	754	142	142	200

Retail & Commercial	2,693	4,238	(388)	1,092	1,125
Markets	620	1,509	39	210	139
Central items	(89)	84	(174)	(19)	118

Core	3,224	5,831	(523)	1,283	1,382
Non-Core	(5,527)	(2,879)	(3,896)	(845)	(942)

Group operating (loss)/ profit	(2,303)	2,952	(4,419)	438	440

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012
	%	%	%	%	%

Net interest margin by division
UK Retail	3.57	3.58	3.60	3.62	3.60
UK Corporate	3.07	3.06	3.13	3.09	2.97
Wealth	3.56	3.73	3.70	3.56	3.69
International Banking	1.59	1.64	1.54	1.47	1.62
Ulster Bank	1.91	1.88	2.10	1.86	1.93
US Retail & Commercial	2.95	2.97	2.98	2.99	2.90

Retail & Commercial	2.94	2.92	2.99	2.95	2.91
Non-Core	(0.19)	0.31	(0.36)	(0.35)	0.29

Group net interest margin	2.01	1.92	2.08	2.01	1.94

	31 December	30 September	31 December
	2013	2013	2012
	£bn	£bn	£bn

Total funded assets by division
UK Retail	117.6	117.0	117.4
UK Corporate	105.0	107.0	110.2
Wealth	21.0	21.0	21.4
International Banking	48.5	53.3	53.0
Ulster Bank	28.0	29.2	30.6
US Retail & Commercial	71.3	71.4	72.1

Retail & Commercial	391.4	398.9	404.7
Markets	212.8	248.2	284.5
Central items	106.7	120.5	110.3

Core	710.9	767.6	799.5
Non-Core	28.0	37.3	57.4

	738.9	804.9	856.9
Direct Line Group	-	-	12.7
RFS Holdings minority interest	0.9	0.9	0.8

Group	739.8	805.8	870.4

Divisional performance

	31 December	30 September		31 December
	2013	2013		2012
	£bn	£bn	Change	£bn	Change

Risk-weighted assets by division
UK Retail	43.9	44.8	(2%)	45.7	(4%)
UK Corporate	86.1	87.2	(1%)	86.3	(0%)
Wealth	12.0	12.1	(1%)	12.3	(2%)
International Banking	49.0	48.4	1%	51.9	(6%)
Ulster Bank	30.7	31.8	(3%)	36.1	(15%)
US Retail & Commercial	56.1	56.1	-	56.5	(1%)

Retail & Commercial	277.8	280.4	(1%)	288.8	(4%)
Markets	64.5	73.2	(12%)	101.3	(36%)
Other (primarily Group Treasury)	10.1	11.6	(13%)	5.8	74%

Core	352.4	365.2	(4%)	395.9	(11%)
Non-Core	29.2	40.9	(29%)	60.4	(52%)

Group before RFS Holdings minority interest	381.6	406.1	(6%)	456.3	(16%)
RFS Holdings minority interest	3.9	3.9	-	3.3	18%

Group	385.5	410.0	(6%)	459.6	(16%)

Employee numbers by division (full time equivalents rounded to the nearest hundred)	31 December	30 September	31 December
	2013	2013	2012

UK Retail	23,700	23,900	26,000
UK Corporate	13,700	13,700	13,300
Wealth	4,800	5,000	5,100
International Banking	4,700	4,800	4,600
Ulster Bank	4,700	4,800	4,500
US Retail & Commercial	18,500	18,300	18,700

Retail & Commercial	70,100	70,500	72,200
Markets	10,300	10,900	11,300
Group Centre	7,400	7,300	6,800

Core	87,800	88,700	90,300
Non-Core	1,400	1,900	3,100

	89,200	90,600	93,400
Business Services	29,200	29,500	29,100
Integration and restructuring	200	200	500

Group	118,600	120,300	123,000

UK Retail

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012
	£m	£m	£m	£m	£m

Income statement
Net interest income	3,979	3,990	1,014	1,013	1,011

Net fees and commissions	919	884	249	243	202
Other non-interest income	39	95	4	11	17

Non-interest income	958	979	253	254	219

Total income	4,937	4,969	1,267	1,267	1,230

Direct expenses
- staff	(707)	(811)	(172)	(177)	(186)
- other	(562)	(372)	(198)	(137)	(90)
Indirect expenses	(1,401)	(1,366)	(352)	(354)	(348)

	(2,670)	(2,549)	(722)	(668)	(624)

Profit before impairment losses	2,267	2,420	545	599	606
Impairment losses	(324)	(529)	(73)	(82)	(93)

Operating profit	1,943	1,891	472	517	513

Analysis of income by product
Personal advances	923	916	247	233	228
Personal deposits	468	661	116	125	150
Mortgages	2,606	2,367	665	664	610
Cards	838	863	206	213	214
Other	102	162	33	32	28

Total income	4,937	4,969	1,267	1,267	1,230

Analysis of impairments by sector
Mortgages	30	92	(13)	18	5
Personal	180	307	61	34	64
Cards	114	130	25	30	24

Total impairment losses	324	529	73	82	93

Loan impairment charge as % of gross
customer loans and advances (excluding
reverse repurchase agreements) by sector
Mortgages	-	0.1%	(0.1%)	0.1%	-
Personal	2.2%	3.5%	3.0%	1.7%	2.9%
Cards	2.0%	2.3%	1.7%	2.1%	1.7%

Total	0.3%	0.5%	0.3%	0.3%	0.3%

UK Retail

Key metrics
	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012

Performance ratios
Return on equity (1)	26.3%	24.4%	25.5%	28.0%	27.2%
Net interest margin	3.57%	3.58%	3.60%	3.62%	3.60%
Cost:income ratio	54%	51%	57%	53%	51%

	31 December	30 September		31 December
	2013	2013		2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	99.3	98.9	-	99.1	-
- personal	8.1	8.1	-	8.8	(8%)
- cards	5.8	5.7	2%	5.7	2%

	113.2	112.7	-	113.6	-
Loan impairment provisions	(2.1)	(2.2)	(5%)	(2.6)	(19%)

Net loans and advances to customers	111.1	110.5	1%	111.0	-

Risk elements in lending	3.6	3.8	(5%)	4.6	(22%)
Provision coverage (2)	59%	59%	-	58%	100bp

Customer deposits
- Current accounts	32.6	31.5	3%	28.9	13%
- Savings	82.3	81.9	-	78.7	5%

Total customer deposits	114.9	113.4	1%	107.6	7%
Assets under management (excluding deposits)	5.8	5.9	(2%)	6.0	(3%)
Loan:deposit ratio (excluding repos)	97%	97%	-	103%	(600bp)

Risk-weighted assets (3)
- Credit risk (non-counterparty)	36.1	37.0	(2%)	37.9	(5%)
- Operational risk	7.8	7.8	-	7.8	-

Total risk-weighted assets	43.9	44.8	(2%)	45.7	(4%)

Notes:

(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(3)	Divisional RWAs are based on a long-term conservative average secured mortgage probability of default methodology rather than the current lower point in time basis required for regulatory reporting.

UK Retail

Key points
In March 2013 UK Retail announced its strategy to become a simpler and more customer-focused business. Investment of £700 million over the next 3-5 years has been committed to build the best retail bank in the UK. Good progress has been made with £180 million of investment during 2013 through a number of initiatives directed at enhancing customer service and simplification of products and services. These have included:

•
Improvements to Mobile and Digital Banking which continue to evolve in line with how customers prefer to conduct their business. One example of this is the enhancements in the mobile application allowing customers to pay their mobile phone contacts and obtain cash without using their debit card with the award winning 'Get Cash'. Investment in digital products and services continued in 2013, with 50% of eligible customers now banking online or on mobile. We currently have 5.6 million online users and 2.9 million customers using our mobile app with over 100 million transactions made in 2013. Branch counter transactions were 31 million or 11% lower across the same period. In addition, UK Retail now has over 2.5 million active mobile users, using the service 28 times a month on average. Mobile net promoter scores continued to increase in 2013.

•
During the year UK Retail invested in the introduction of a new integrated telephony system, increased training and the professional development of our staff. We spent more time on each call to support excellent customer service and to promote relevant offerings, including self service.

•
During Q1 2013 mortgage advisors attended extensive training courses to help ensure customers receive the best possible outcome to meet their needs. The training affected balance growth during H1 2013; however, application volumes have rebounded quickly with the launch of competitively priced products and the 'NatYes' and 'RBYES' advertising campaigns leading to H2 2013 applications being 30% higher than H1 2013. RBS was the first bank to be ready to deliver the second phase of the UK Government's Help To Buy scheme, launched in early October 2013. Extended opening hours in branches helped to deliver more than 3,000 approvals assisting young people and families across Britain buy their home. Gross mortgage lending increased 3% year-on-year to £14.3 billion with Q4 2013 25% higher than Q4 2012.

•
Significant focus on streamlining processes has benefited all distribution channels, with the capacity created allowing more time for staff coaching and resulting in advisors spending more time and having better conversations with customers.

•
In addition, our product range has been simplified down from 56 to 46 with several products winning awards. A highlight of this UK Retail strategy is the success of the new instant saver product launched in Q4 2012, which at the end of 2013 had more than £10 billion in balances. Furthermore, nearly 800,000 customers have registered for Cashback Plus online since launch in Q3 2013 and are being rewarded for using their debit cards with selected retailers.

•
A major branch refurbishment programme is under way with over one quarter completed. 350 branches now have a digital banking zone where customers can use in-branch technology to access online banking. Wi-Fi in-branch allows customers to access their account via their own devices.

UK Retail

Key points (continued)
During 2013 good progress has been made with FCA (Financial Conduct Authority) reportable complaints, which declined 22%. In addition, the provision relating to historic Payment Protection Insurance (PPI) mis-selling was increased by £860 million, bringing the total to £3.0 billion. The PPI expense is not included in the operating profit of UK Retail.

In 2014, UK Retail will aim to maintain a leading position in digital banking, launching new capability and customer proposition through mobile devices.

2013 compared with 2012

•
Operating profit increased by 3% to £1,943 million driven by a 39% decline in impairment losses. Net interest income was broadly stable, though investment advice income was adversely impacted following changes introduced by the Retail Distribution Review (RDR). Costs increased primarily because of a higher FSCS levy and other regulatory charges totalling £116 million in the year, conduct-related provisions of £63 million and additional technology investment of £45 million.

•
Mortgage balance growth was affected in H1 2013 by mortgage advisor training; however, balances recovered during H2 2013 assisted by early adoption of the second phase of the UK Government's Help To Buy scheme. Gross lending increased to £8.9 billion in H2 2013. Customer deposits increased by 7%, above the UK market average of 4% due to strong growth in both current accounts (13%) and instant access savings accounts (15%).

•	Net interest income was broadly flat.

○ Mortgage new business margins reduced in line with market conditions; however, overall book margins improved.
○ Deposit margins declined reflecting the impact of continued lower rates on current account hedges. Savings margins, however, have increased over 2013 with improved market pricing.

•	Non-interest income fell by 2% to £958 million due to subdued advice income post RDR.

•
Direct costs increased by 7% due to higher FSCS levy and other regulatory charges and conduct-related provisions of £63 million. This was partly offset by lower staff costs due to a reduction in headcount of 2,300. Indirect costs increased by 3%, largely due to investment in technology.

•	Impairments declined by 39% to £324 million due to lower customer defaults across all products reflecting continued improvement in asset quality.

•	Risk-weighted assets declined by 4% to £43.9 billion largely reflecting balance reductions across the unsecured portfolio and quality improvements.

Q4 2013 compared with Q3 2013

•	Operating profit declined 9% due to additional conduct-related provisions and an increased charge for FSCS levy, partially offset by lower staff costs and impairments.

•
Mortgage balances continued to increase as the second phase of Help to Buy launched with a high volume of applications received. Deposit balances increased 1% with current account growth of 3% as customers continue to favour convenience over price.

•	Net interest income remained flat at £1,014 million with improving savings margins offset by lower income from unsecured products and lower current account hedge returns.

UK Retail

Key points (continued)

Q4 2013 compared with Q3 2013(continued)

•	Direct costs increased 18% to £370 million due to conduct-related provisions of £50 million and an £18 million increase in the FSCS levy charge. Indirect costs were broadly flat.

•	Impairments declined 11% to £73 million due to lower customer default rates and higher house prices improving recovery expectations on defaulted mortgage assets.

•	Risk-weighted assets declined slightly due to small quality improvements.

Q4 2013 compared with Q4 2012

•
Operating profit was 8% lower at £472 million as income growth of 3% and a 22% decline in impairments were more than offset by higher charges for FSCS levy of £44 million and additional conduct-related provisions of £32 million.

•	Net interest income increased slightly to £1,014 million due to overall mortgage margin improvement.

•	Non-interest income increased 16% to £253 million due to higher current account-related fee income partly offset by lower investment and advice income.

•	Direct costs were 34% higher at £370 million due to FSCS levy and conduct-related provisions as well as additional investment in technology. Staff costs were 8% lower as headcount declined 9%.

•	Impairments declined 22% to £73 million reflecting lower customer default rates.

UK Corporate

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012
	£m	£m	£m	£m	£m

Income statement
Net interest income	2,874	2,974	728	725	717

Net fees and commissions	1,310	1,365	326	328	349
Other non-interest income	283	384	75	59	107

Non-interest income	1,593	1,749	401	387	456

Total income	4,467	4,723	1,129	1,112	1,173

Direct expenses
- staff	(912)	(940)	(229)	(229)	(226)
- other	(442)	(364)	(134)	(90)	(99)
Indirect expenses	(865)	(785)	(222)	(221)	(190)

	(2,219)	(2,089)	(585)	(540)	(515)

Profit before impairment losses	2,248	2,634	544	572	658
Impairment losses	(1,188)	(838)	(659)	(150)	(234)

Operating profit	1,060	1,796	(115)	422	424

Analysis of income by business
Corporate and commercial lending	2,557	2,636	639	631	672
Asset and invoice finance	671	685	168	169	176
Corporate deposits	350	568	106	88	87
Other	889	834	216	224	238

Total income	4,467	4,723	1,129	1,112	1,173

Analysis of impairments/(recoveries) by sector
Financial institutions	10	15	4	5	3
Hotels and restaurants	53	52	16	7	23
Housebuilding and construction	39	143	12	9	25
Manufacturing	50	49	20	17	10
Private sector education, health, social work,
recreational and community services	138	37	33	36	2
Property	439	252	236	41	71
Wholesale and retail trade, repairs	74	112	15	20	47
Asset and invoice finance	32	40	21	5	10
Shipping	341	82	310	(1)	42
Other	12	56	(8)	11	1

Total impairment losses	1,188	838	659	150	234

Of which RCR related (1)	410	-	410	-	-

Note:

(1)	Pertaining to the creation of RCR and related strategy.

UK Corporate

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012

Loan impairment charge as % of gross
customer loans and advances (excluding
reverse repurchase agreements) by sector
Financial institutions	0.2%	0.3%	0.3%	0.4%	0.2%
Hotels and restaurants	1.1%	0.9%	1.4%	0.5%	1.6%
Housebuilding and construction	1.3%	4.2%	1.7%	1.2%	2.9%
Manufacturing	1.2%	1.0%	1.9%	1.6%	0.9%
Private sector education, health, social work,	1.6%	0.4%	1.6%	1.7%	0.1%
recreational and community services
Property	2.0%	1.0%	4.3%	0.7%	1.1%
Wholesale and retail trade, repairs	0.9%	1.3%	0.7%	1.0%	2.2%
Asset and invoice finance	0.3%	0.4%	0.7%	0.2%	0.4%
Shipping	5.2%	1.1%	19.1%	(0.1%)	2.2%
Other	-	0.2%	(0.1%)	0.2%	-

Total	1.2%	0.8%	2.6%	0.6%	0.9%

Key metrics
	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012

Performance ratios
Return on equity (1)	7.9%	14.5%	(3.4%)	12.4%	13.2%
Net interest margin	3.07%	3.06%	3.13%	3.09%	2.97%
Cost:income ratio	50%	44%	52%	49%	44%

Note:

(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

UK Corporate

	31 December	30 September		31 December
	2013	2013		2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- financial institutions	5.5	4.7	17%	5.8	(5%)
- hotels and restaurants	4.7	5.5	(15%)	5.6	(16%)
- housebuilding and construction	2.9	2.9	-	3.4	(15%)
- manufacturing	4.2	4.3	(2%)	4.7	(11%)
- private sector education, health, social
work, recreational and community services	8.5	8.6	(1%)	8.7	(2%)
- property	22.0	23.1	(5%)	24.8	(11%)
- wholesale and retail trade, repairs	8.2	8.4	(2%)	8.5	(4%)
- asset and invoice finance	11.7	11.6	1%	11.2	4%
- shipping	6.5	7.0	(7%)	7.6	(14%)
- other	28.3	27.7	2%	26.7	6%

	102.5	103.8	(1%)	107.0	(4%)
Loan impairment provisions	(2.8)	(2.3)	22%	(2.4)	17%

Net loans and advances to customers	99.7	101.5	(2%)	104.6	(5%)

Total third party assets	105.0	107.0	(2%)	110.2	(5%)
Risk elements in lending	6.2	6.0	3%	5.5	13%
Provision coverage (1)	46%	39%	700bp	45%	100bp

Customer deposits	124.7	124.9	-	127.1	(2%)
Loan:deposit ratio (excluding repos)	80%	81%	(100bp)	82%	(200bp)

Risk-weighted assets
- Credit risk (non-counterparty)	77.7	78.8	(1%)	77.7	-
- Operational risk	8.4	8.4	-	8.6	(2%)

	86.1	87.2	(1%)	86.3	-

Note:

(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Key points
2013 was a year in which UK Corporate underlined its commitment to support the UK economy and played an active role in the communities it operates in.

As part of this commitment the Bank appointed Sir Andrew Large to undertake a thorough and independent review of the lending standards and practices used by RBS and NatWest. UK Corporate will implement all of the Independent Lending Review's recommendations and is adopting a revised strategy and capabilities to enhance support to SMEs and the wider UK economic recovery while maintaining sound lending practices.

As part of the division's concerted effort to support its SME customers, UK Corporate has been proactively reviewing the business needs of SME customers to understand if they could benefit from the offer of additional facilities. In 2013, over 12,000 customers were identified for additional funding under UK Corporate's 'Statements of Appetite' initiative. The initiative resulted in approximately £6 billion of new funding being offered to customers.

UK Corporate

Key points (continued)
The division has continued to support the government-backed Funding for Lending Scheme (FLS) and as at 31 December 2013 had allocated in excess of £4.7 billion of new FLS-related lending to almost 25,000 customers, £3.1 billion of which has been drawn since the scheme was launched. Mid-sized manufacturers are being offered targeted support, with interest rates reduced by more than 1% in some cases. SME customers benefited from both lower interest rates and the removal of arrangement fees.

As well as delivering a range of lending initiatives, UK Corporate continued to develop new propositions for its customers. Following a successful pilot UK Corporate launched a leading business-to-business online community platform, Bizcrowd, to support independent needs matching. By the end of 2013 Bizcrowd had over 27,000 users and is now helping to bring businesses together across the UK.

During the course of 2013 UK Corporate's Business Banking Enterprise Programme helped over 40,000 entrepreneurs through over 1,000 events. Through its combination of nationwide start-up surgeries, mobile business schools and business academies, the programme offers support and advice to aspiring entrepreneurs, new start-up businesses and established SMEs looking to grow. Combined with UK Corporate's skills-based volunteering scheme, a programme offering all employees five days to volunteer with a charitable organisation, UK Corporate continued to deliver on its on-going commitment to communities.

2013 compared with 2012

•
The business delivered a return on equity of 11.0% excluding the impact of increased impairment losses related to the creation of RCR, primarily property and shipping exposures, which reduced return on equity by 3.1%.

•
Net interest income was 3% lower at £2,874 million, as increased income from re-pricing initiatives was offset by the lower rate environment impacting deposit returns, the non-repeat of 2012 deferred income recognition revisions (£58 million) and reduced lending volumes, as loan repayments coupled with run-off in property and shipping sectors outpaced new lending.

•
Non-interest income reduced 9% to £1,593 million, primarily from lower Markets revenue share income, a decline in operating lease income (offset by an associated reduction of operating lease depreciation in expenses), lower lending fees and higher derivative close-out costs associated with impaired assets.

•
Expenses, increased 6% to £2,219 million, primarily as a result of remediation provisions of £68 million, an increased share of branch network costs and an uplift in investment spend. This was offset by the reduction in operating lease depreciation, a decline in Markets revenue share related costs and lower staff incentive expenditure.

•
Whilst full year impairments include the additional impact of increased impairment losses related to the creation of RCR (£410 million), underlying impairments improved by £60 million, or 7%, to £778 million due to lower individual and collectively assessed provisions in the SME business, partially offset by higher individual cases in the mid-to-large corporate business.

•	Risk-weighted assets were broadly in line with 2012 at £86.1 billion as reduced asset volumes and movements into default offset increases resulting from the implementation of risk model changes.

UK Corporate

Key points (continued)

Q4 2013 compared with Q3 2013

•
Q4 2013 operating profit was down 27% at £307 million, excluding the impact of increased losses relating to the creation of RCR. Underlying income increased 3%, which was offset by higher impairments and customer remediation provisions.

•	Net interest income was in line with Q3 2013 as the increase from re-pricing initiatives was offset by a 1% decline in lending volumes from run-off in the property and shipping sectors.

•	Non-interest income increased 4% to £401 million due to higher equity gains and lower derivative close-out costs associated with impaired assets.

•	Total expenses excluding customer remediation provisions were broadly flat.

•
Underlying impairments, excluding the impact of increased losses relating to the creation of RCR, increased by £99 million to £249 million reflecting a small number of individual cases in the mid-to-large corporate business.

Q4 2013 compared with Q4 2012

•
Operating profit, excluding the impact of increased losses relating to the creation of RCR, was 28% lower at £307 million, reflecting higher impairments, the allocation of branch network costs and the increased customer remediation provisions.

•	Net interest income increased 2% to £728 million as the uplift from re-pricing activity was only partially offset by lower yields on current accounts and lower asset volumes.

•	Non-interest income was 12% lower at £401 million reflecting the reduced operating lease and Markets revenue share income and lower lending fees.

•
Total expenditure included the higher remediation charges and the increased share of retail branch network costs, which were partially offset by the reduced costs in relation to operating lease depreciation and Markets revenue share.

•	Impairments, excluding the increased losses relating to the creation of RCR, were 6% higher at £249 million, reflecting the increased individual provisions in the mid-to-large corporate business.

Wealth

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012
	£m	£m	£m	£m	£m

Income statement
Net interest income	674	720	174	169	178

Net fees and commissions	355	366	85	90	89
Other non-interest income	64	84	18	12	18

Non-interest income	419	450	103	102	107

Total income	1,093	1,170	277	271	285

Direct expenses
- staff	(405)	(419)	(85)	(102)	(85)
- other	(124)	(162)	(43)	(30)	(34)
Indirect expenses	(314)	(300)	(79)	(78)	(74)

	(843)	(881)	(207)	(210)	(193)

Profit before impairment losses	250	289	70	61	92
Impairment losses	(29)	(46)	(21)	(1)	(16)

Operating profit	221	243	49	60	76

Analysis of income
Private banking	894	956	225	222	230
Investments	199	214	52	49	55

Total income	1,093	1,170	277	271	285

Key metrics	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012

Performance ratios
Return on equity (1)	12.0%	13.1%	10.9%	13.1%	16.7%
Net interest margin	3.56%	3.73%	3.70%	3.56%	3.69%
Cost:income ratio	77%	75%	75%	77%	68%

Note:

(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

Wealth

	31 December	30 September		31 December
	2013	2013		2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	8.7	8.7	-	8.8	(1%)
- personal	5.6	5.6	-	5.5	2%
- other	2.5	2.6	(4%)	2.8	(11%)

	16.8	16.9	(1%)	17.1	(2%)
Loan impairment provisions	(0.1)	(0.1)	-	(0.1)	-

Net loans and advances to customers	16.7	16.8	(1%)	17.0	(2%)

Risk elements in lending	0.3	0.3	-	0.2	50%
Provision coverage (1)	43%	38%	500bp	44%	(100bp)
Assets under management (excluding deposits)	29.7	30.5	(3%)	28.9	3%
Customer deposits	37.2	38.1	(2%)	38.9	(4%)

Loan:deposit ratio (excluding repos)	45%	44%	100bp	44%	100bp

Risk-weighted assets
- Credit risk
- non-counterparty	10.0	10.1	(1%)	10.3	(3%)
- counterparty	-	0.1	(100%)	-	-
- Market risk	0.1	-	100%	0.1	-
- Operational risk	1.9	1.9	-	1.9	-

	12.0	12.1	(1%)	12.3	(2%)

Note:

(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Key points
2013 saw a major shake-up of the UK financial advice landscape with the implementation of the Retail Distribution Review (RDR). Clients welcomed Coutts' new fully compliant advice-led model where Coutts requires its advisers to achieve the more stringent Level 6 rating, in excess of the FCA's minimum Level 4 requirement. Coutts has received a number of industry accolades for its levels of service, such as 'UK Private Bank of the Year' (The Banker Global Private Banking Awards). Total assets under advice grew to approximately £3 billion over the year.

Following the deposit re-pricing strategy implemented in the second half of 2013 deposit margins have significantly improved. Lending volumes have remained resilient despite pay-downs in line with best-advice policy under RDR. In addition, a new international trust strategy was announced, strengthening the client offering by positioning it as a market-leading, client-centric trust business. This was achieved by the creation of a centre of excellence in Jersey, accompanied by withdrawal from the Cayman Islands and restructuring of the Geneva trust business.

Work continued on streamlining client-facing processes and driving increased benefits from the division's global technology platform, including significant enhancements to Coutts' online and digital client channels.  A streamlining of the London property footprint from 11 buildings to 2 was also concluded, alongside further office rationalisation in the International business.

Wealth

Key points (continued)

2013 compared with 2012

•	Operating profit was 9% lower at £221 million, driven by lower income partially offset by a decrease in expenses and impairment losses.

•	Income declined by 7% to £1,093 million, with the reduction in net interest income reflecting the lower spread earned on deposits as a result of lower Group funding requirements.

•
Non-interest income fell by 7% to £419 million due to the disposal of the Latin American, Caribbean and African businesses for a profit of £15 million in H1 2012 together with a decline in fee income in the International business.

•
Expenses were 4% lower at £843 million as a result of reduced headcount, tight discretionary cost management and the non-recurrence of two regulatory fines totalling £26 million incurred during 2012. This was partially offset by a one-off UK tax treaty charge in the International business.

•
Client assets and liabilities managed by the division declined by 2%, with a £1.7 billion reduction in deposits following re-pricing initiatives in the UK in line with the wider Group funding strategy. Assets under management increased by 3% due to positive market movements. Lending was 2% lower, reflecting increased levels of repayments in the UK.

•	Impairments were £17 million lower at £29 million, largely reflecting a small number of specific impairments.

Q4 2013 compared with Q3 2013

•	Operating profit was £11 million lower at £49 million, driven by higher impairment losses partially offset by an increase in income and decrease in expenses.

•	Income was £6 million, 2%, higher at £277 million reflecting an increase in deposit margins following the implementation of product re-pricing in the UK.

•	Expenses of £207 million were 1% lower primarily due to lower staff incentive costs, partially offset by a one-off UK tax treaty charge in the International business

•
Client assets and liabilities were 2% lower with the decrease in assets under management mainly driven by low margin custody asset outflows and negative market movements. Deposits were £0.9 billion lower following re-pricing action in the UK. Lending remained broadly flat.

•	Impairments increased by £20 million reflecting a single specific impairment.

Q4 2013 compared with Q4 2012

•	Operating profit decreased by 36% as income decreased by £8 million to £277 million and expenses increased by £14 million to £207 million.

•
Net interest income decreased by £4 million, primarily driven by the lower spread earned on a number of deposit products. Non-interest income also fell £4 million as a result of lower transaction and investment volumes in the International business.

•	Expenses increased by £14 million, 7% to £207 million, reflecting increased investment in strategic and regulatory projects, partially offset by the continued tight management of discretionary costs.

•	Impairments were £5 million higher at £21 million.

International Banking

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012
	£m	£m	£m	£m	£m

Income statement
Net interest income	713	922	173	166	201
Non-interest income	1,135	1,200	271	288	283

Total income	1,848	2,122	444	454	484

Direct expenses
- staff	(530)	(580)	(123)	(137)	(103)
- other	(171)	(164)	(58)	(41)	(20)
Indirect expenses	(639)	(673)	(156)	(165)	(169)

	(1,340)	(1,417)	(337)	(343)	(292)

Profit before impairment losses	508	705	107	111	192
Impairment losses	(229)	(111)	(47)	(28)	(37)

Operating profit	279	594	60	83	155

Of which:
Ongoing businesses	279	602	60	83	150
Run-off businesses	-	(8)	-	-	5

Analysis of income by product
Cash management	738	943	185	189	205
Trade finance	295	291	77	77	70
Loan portfolio	814	865	182	188	207

Ongoing businesses	1,847	2,099	444	454	482
Run-off businesses	1	23	-	-	2

Total income	1,848	2,122	444	454	484

Analysis of impairments/(recoveries) by sector
Manufacturing and infrastructure	147	42	20	-	21
Property and construction	15	7	-	20	-
Transport and storage	55	(3)	23	8	1
Telecommunications, media and technology	(7)	12	-	-	3
Banks and financial institutions	(15)	43	(15)	-	-
Other	34	10	19	-	12

Total impairment losses	229	111	47	28	37

Of which RCR related (1)	52	-	52	-	-

Loan impairment charge as % of gross
customer loans and advances (excluding
reverse repurchase agreements)	0.6%	0.3%	0.5%	0.3%	0.4%

Note:

(1)	Pertaining to the creation of RCR and related strategy.

International Banking

Key metrics	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012

Performance ratios (ongoing businesses)
Return on equity (1)	3.9%	9.1%	3.4%	4.7%	8.3%
Net interest margin	1.59%	1.64%	1.54%	1.47%	1.62%
Cost:income ratio	73%	66%	76%	76%	61%

	31 December	30 September		31 December
	2013	2013		2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross) (2)
- manufacturing and infrastructure	13.6	15.0	(9%)	15.8	(14%)
- property and construction	2.4	2.2	9%	2.4	-
- transport and storage	3.3	3.2	3%	2.5	32%
- telecommunications, media and technology	2.8	2.3	22%	2.2	27%
- banks and financial institutions	6.5	8.4	(23%)	9.1	(29%)
- other	7.4	10.8	(31%)	10.2	(27%)

	36.0	41.9	(14%)	42.2	(15%)
Loan impairment provisions	(0.3)	(0.3)	-	(0.4)	(25%)

Net loans and advances to customers	35.7	41.6	(14%)	41.8	(15%)
Loans and advances to banks	8.0	5.5	45%	4.8	67%
Securities	2.4	2.4	-	2.6	(8%)
Cash and eligible bills	0.3	0.3	-	0.5	(40%)
Other	2.1	3.5	(40%)	3.3	(36%)

Total third party assets (excluding derivatives
mark-to-market)	48.5	53.3	(9%)	53.0	(8%)
Risk elements in lending	0.5	0.5	-	0.4	25%
Provision coverage (3)	69%	64%	500bp	93%	(2,400bp)

Customer deposits (excluding repos)	39.3	47.6	(17%)	46.2	(15%)
Bank deposits (excluding repos)	6.5	5.3	23%	5.6	16%
Loan:deposit ratio (excluding repos)	91%	87%	400bp	91%	-

Risk-weighted assets
- Credit risk (non-counterparty)	44.3	43.7	1%	46.7	(5%)
- Operational risk	4.7	4.7	-	5.2	(10%)

	49.0	48.4	1%	51.9	(6%)

Notes:

(1)
Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions), for the ongoing businesses.

(2)	Excludes disposal groups.
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012
	£m	£m	£m	£m	£m

Run-off businesses (1)
Total income	1	23	-	-	2
Direct expenses	(1)	(31)	-	-	3

Operating profit/(loss)	-	(8)	-	-	5

Note:

(1)	Run-off businesses consist of the exited corporate finance business.

International Banking

Key points
International Banking provides for the needs of its customers through its offering of debt financing, risk management and transaction services across its network. Business conditions remain challenging as themes of low interest rates and margin compression continue. International Banking remained focused on cost discipline throughout 2013 and continued to strengthen its balance sheet. Despite credit model uplifts, risk-weighted assets reduced 6% year on year.

The strength of the division's efforts in serving its customers' needs is reflected in recent external industry awards and recognition, including:

•
Best Trade Finance Bank, UK, and Best Supply Chain Finance Provider, Western Europe - Global Finance. Global Trade Review magazine's 'Leaders in Trade' award for Best Bank for Documentary Processing 2013, making this the 4th consecutive win for the bank.

•
A good performance in the Euromoney 2013 Cash Management Survey, particularly in Europe, ranking #1 in the Netherlands, #2 in the UK and #2 in Western Europe. International Banking improved on last year's performance in APAC, achieving a #8 ranking, and retained a #9 ranking in North America and a #6 ranking globally.

•	Received the 'Most Innovative Investment Bank for Loans' award at The Banker Investment Banking Awards 2013 providing a further indication that RBS is putting customers at the heart of its business.

•	Best Debt House, UK - Euromoney.

2013 compared with 2012

•
Operating profit, decreased by £315 million as lower income and higher impairments, including £52 million in relation to the accelerated asset recovery strategy associated with RCR, were only partially offset by lower costs.

•	Income was 13% lower:

○ Cash management was 22% lower reflecting a decline in three-month LIBOR rates as well as increased funding costs of liquidity buffer requirements.
○ Loan portfolio decreased by 6%, in line with a smaller balance sheet.

•	Expenses, were down £77 million, or 5%, reflecting continued emphasis on cost control and timely run-off of discontinued business.
11
•	Impairment losses were £118 million higher than in 2012, including two large single-name provisions and £52 million in relation to the impact of the accelerated RCR asset recovery strategy.

•	Third party assets were down 8% due to reductions in the loan portfolio following increased levels of customer repayments partially offset by an increase in Asia trade volume.

•	Customer deposits declined by 15% in line with a change in Group funding strategy.

•	Risk-weighted assets decreased by 6% primarily as a result of management action to mitigate credit model increases and a smaller balance sheet.

•	Return on equity was 4% or 5% excluding the impact of the accelerated RCR asset recovery strategy compared with 9% in 2012.

International Banking

Key points (continued)

Q4 2013 compared with Q3 2013

•	Excluding the impact of the accelerated asset recovery strategy of £52 million, operating profit was up 35% with lower non-RCR-related impairments offsetting weaker income.

•	Expenses decreased 2% through continued cost discipline.

•	Excluding the impact of increased impairment losses related to the creation of RCR, impairments were £33 million lower driven by recoveries in Q4 2013.

•	Third party assets were down 9%, driven by a reduction in overdrafts, which mainly reflected netting of pooled accounts.

•	Customer deposits were 17% lower in line with the divisional funding strategy.

Q4 2013 compared with Q4 2012

•	Operating profit was down 28%, excluding the impact of the accelerated asset recovery strategy, driven by lower income and higher costs.

•	Income was 8% lower:

	○	Loan portfolio income declined 12% due to lower revenues from a smaller balance sheet.
	○	Cash management income was 10% lower, driven by increased liquidity buffer costs and margin compression from falling interest rates.
	○	Trade income was up 10%, driven by volume growth in Asia and EMEA.

•	Expenses increased by £45 million, including a £9 million write-off of technology intangibles. There was a larger bonus accrual release in Q4 2012.

•
Excluding the impact of increased impairment losses related to the creation of RCR, impairments were £42 million lower, driven by two large single name impairments in Q4 2012 and recoveries in Q4 2013.

Ulster Bank

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012
	£m	£m	£m	£m	£m

Income statement
Net interest income	631	649	169	154	161

Net fees and commissions	141	145	37	35	36
Other non-interest income	99	51	1	25	15

Non-interest income	240	196	38	60	51

Total income	871	845	207	214	212

Direct expenses
- staff	(239)	(214)	(51)	(64)	(53)
- other	(63)	(49)	(21)	(15)	(14)
Indirect expenses	(252)	(258)	(64)	(63)	(70)

	(554)	(521)	(136)	(142)	(137)

Profit before impairment losses	317	324	71	72	75
Impairment losses	(1,774)	(1,364)	(1,067)	(204)	(318)

Operating loss	(1,457)	(1,040)	(996)	(132)	(243)

Analysis of income by business
Corporate	315	360	69	76	85
Retail	408	360	98	101	93
Other	148	125	40	37	34

Total income	871	845	207	214	212

Analysis of impairments by sector
Mortgages	235	646	24	30	135
Commercial real estate
- investment	593	221	392	104	52
- development	153	55	115	12	17
Other corporate	771	389	534	51	97
Other lending	22	53	2	7	17

Total impairment losses	1,774	1,364	1,067	204	318

Of which RCR related (1)	892	-	892	-	-

Loan impairment charge as % of gross
customer loans and advances (excluding
reverse repurchase agreements) by sector
Mortgages	1.2%	3.4%	0.5%	0.6%	2.8%
Commercial real estate
- investment	17.4%	6.1%	46.1%	11.6%	5.8%
- development	21.9%	7.9%	65.7%	6.9%	9.7%
Other corporate	10.9%	5.0%	30.1%	2.8%	5.0%
Other lending	1.8%	4.1%	0.7%	2.3%	5.2%

Total	5.6%	4.2%	13.6%	2.6%	3.9%

Note:

(1)	Pertaining to the creation of RCR and related strategy.

Ulster Bank

Key metrics	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012

Performance ratios
Return on equity (1)	(32.4%)	(21.8%)	(98.1%)	(12.0%)	(20.9%)
Net interest margin	1.91%	1.88%	2.10%	1.86%	1.93%
Cost:income ratio	64%	62%	66%	66%	65%

	31 December	30 September		31 December
	2013	2013		2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
Mortgages	19.0	19.2	(1%)	19.2	(1%)
Commercial real estate
- investment	3.4	3.6	(6%)	3.6	(6%)
- development	0.7	0.7	-	0.7	-
Other corporate	7.1	7.2	(1%)	7.8	(9%)
Other lending	1.2	1.2	-	1.3	(8%)

	31.4	31.9	(2%)	32.6	(4%)
Loan impairment provisions	(5.4)	(4.5)	20%	(3.9)	38%

Net loans and advances to customers	26.0	27.4	(5%)	28.7	(9%)

Risk elements in lending
- Mortgages	3.2	3.3	(3%)	3.1	3%
- Commercial real estate
- investment	2.3	2.1	10%	1.6	44%
- development	0.5	0.4	25%	0.4	25%
- Other corporate	2.3	2.5	(8%)	2.2	5%
- Other lending	0.2	0.2	-	0.2	-

Total risk elements in lending	8.5	8.5	-	7.5	13%
Provision coverage (2)	64%	52%	1,200bp	52%	1,200bp

Customer deposits	21.7	22.2	(2%)	22.1	(2%)
Loan:deposit ratio (excluding repos)	120%	123%	(300bp)	130%	(1,000bp)

Risk-weighted assets
- Credit risk
- non-counterparty	28.2	29.6	-	33.6	(16%)
- counterparty	0.3	0.4	(25%)	0.6	(50%)
- Market risk	0.5	0.1	400%	0.2	150%
- Operational risk	1.7	1.7	-	1.7	-

	30.7	31.8	(3%)	36.1	(15%)

Spot exchange rate - €/£	1.201	1.196		1.227

Notes:

(1)
Divisional return on equity is based on divisional operating loss after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Ulster Bank

Key points
The creation of RCR will expedite the resolution of underperforming, capital intensive assets and allow Ulster Bank to focus on building a stronger core business for the future. The creation of RCR resulted in additional charges of £911 million in Ulster Bank's results in Q4 2013.

Operating performance for 2013, excluding the impact of the creation of RCR, improved by £494 million or 48% versus prior year primarily reflecting higher income and a 64% reduction in mortgage impairment losses driven by enhanced collections effectiveness, the development of programmes to assist customers in financial difficulty and a modest improvement in economic conditions.

Ulster Bank is committed to supporting the Irish economic recovery and £1.7 billion of funding has been made available to support new lending in 2014, £1 billion for business customers and £700 million for personal customers. The bank made considerable progress during 2013 in its commitment to building a really good bank that serves customers well.

Simplifying Banking
Ulster Bank delivered a number of improvements for personal and business customers in 2013:

●
The launch of initiatives such as "Get Cash", "Pay Your Contacts" and "Emergency Cash" provided a new range of simple and convenient services for customers to access their cash and make payments online and via mobile.

●
Further development of online and mobile banking for business customers focused on providing an efficient and effective day-to-day banking service. Enhancements during 2013 included a speedy and simplified account application process; registration for Anytime Banking via telephone; ability to manage personal and business accounts together and access to extended transaction history.

●
The efficiency and effectiveness of Ulster Bank's digital offering was evidenced by a 55% increase in mobile app registrations and more than 100 million transactions were carried out via digital channels during 2013. Over 315,000 customers regularly use mobile app banking services and 640,000 customers make regular use of online Anytime banking services.

Supporting Enterprise and the Community:
Supporting entrepreneurship and the growth of small businesses in the local community is a long term commitment of Ulster Bank. Highlights in 2013 included:

●
The Community Impact Fund and Business Woman Can initiative which facilitated women in local communities to set up their own business. The bank also supported a number of projects in schools across the island of Ireland through its MoneySense programme.

●
Ulster Bank's dedicated SME teams offer professional support and a range of products to help customers meet their banking challenges and grow their business. The agri-specialist team has introduced a number of initiatives during 2013 to support the farming sector.

●	The 'One Week in June' initiative raised £430,000 for a number of Irish charities through a series of fundraising events involving both customers and staff.

●	In partnership with Concern Worldwide and Disasters Emergency Committee, Ulster Bank ATMs, branches and online banking facilitated donations to the Philippines Typhoon emergency appeals.

Helping Customers out of Financial Difficulty:

●
Ulster Bank is committed to working with all customers in financial difficulty to find a solution. The Bank continued to invest in its Problem Debt Management Unit and further developed a range of solutions to make it easier for customers to enter into arrangements. As a consequence, the number of mortgage customers in arrears of 90 days or more has decreased every month since March 2013.

Ulster Bank

Key points (continued)

2013 compared with 2012

●	Excluding the impact of the creation of RCR, operating result improved by £494 million or 48% primarily due to a higher income and lower impairment losses on the mortgage portfolio.
●
Total income increased by £26 million or 3% to £871 million primarily reflecting hedging gains on the mortgage portfolio. Net interest margin for 2013 increased by 3 basis points to 1.91% although net interest income was £18 million lower at £631 million, largely driven by lower interest-earning assets and a higher cost of funding.

●
Total expenses increased by £33 million or 6% to £554 million driven by the costs of mandatory change programmes such as the Single Euro Payment Area, £18 million, an investment of £10 million in programmes to support customers in financial difficulty and an accelerated depreciation charge of £12 million.

●
Impairment losses, excluding the impact of RCR, were £482 million, 35% lower. This was predominantly due to a sharp reduction in losses on the mortgage portfolio which reduced by £411 million or 64% due to a decline in arrears levels driven by an improved collections performance and the development of programmes to assist customers in financial difficulty, coupled with stabilising residential property prices.

●
The loan:deposit ratio reduced from 130% to 120% during 2013 reflecting continued customer deleveraging and low levels of demand for new lending. Retail and SME deposit balances increased by 2% during 2013, offset by a reduction in wholesale customer balances, resulting in a 2% decline in total deposit balances.

●	Risk-weighted assets decreased by 15% reflecting a smaller performing loan book and stabilising credit metrics.

Q4 2013 compared with Q3 2013

●
Net interest margin increased 24 basis points in the quarter to 2.10% driving a £15 million or 10% increase in net interest income to £169 million mainly reflecting initiatives to reduce the bank's cost of funding.

●	Non-interest income declined by £22 million to £38 million primarily driven by an increased provision on a counterparty swap exposure related to the creation of RCR.
●	Total expenses reduced by £6 million or 4% to £136 million, principally attributable to a pension service cost reduction for 2013 and despite an accelerated depreciation charge of £12 million.
●	Impairment losses continued to fall, from £204 million to £175 million, excluding the impact of the creation of RCR, reflecting an improvement in property values and falling levels of arrears.
●	The loan:deposit ratio reduced from 123% to 120% in the quarter largely driven by a reduction in net loan balances to customers.
●	Risk-weighted assets decreased by £1.1 billion or 3% primarily reflecting the impact of newly defaulted RCR assets.

Q4 2013 compared with Q4 2012

●	Operating result improved by £158 million or 65%, excluding the impact of the creation of RCR, driven by a reduction in impairment losses on the mortgage portfolio.
●
Total income decreased by £5 million or 2% reflecting the increased provision on a counterparty swap exposure related to the creation of RCR largely offset by the benefits of re-pricing initiatives coupled with hedging gains on the mortgage portfolio.

●
Whilst total expenses reduced by £1 million reflecting the benefits of cost saving initiatives, there were a number of significant offsetting items in Q4 2013 and Q4 2012. These included the cost of mandatory change programmes, an accelerated depreciation charge, a pension service cost adjustment and an impairment charge on own property assets.

US Retail & Commercial (£ Sterling)

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012
	£m	£m	£m	£m	£m

Income statement
Net interest income	1,916	1,932	479	493	465

Net fees and commissions	761	791	182	197	197
Other non-interest income	312	368	58	66	78

Non-interest income	1,073	1,159	240	263	275

Total income	2,989	3,091	719	756	740

Direct expenses
- staff	(1,065)	(1,013)	(244)	(264)	(227)
- other	(972)	(1,014)	(246)	(249)	(263)
- litigation settlement	-	(88)	-	-	-
Indirect expenses	(149)	(131)	(41)	(42)	(27)

	(2,186)	(2,246)	(531)	(555)	(517)

Profit before impairment losses	803	845	188	201	223
Impairment losses	(156)	(91)	(46)	(59)	(23)

Operating profit	647	754	142	142	200

Average exchange rate - US$/£	1.565	1.585	1.619	1.551	1.606

Analysis of income by product
Mortgages and home equity	458	540	100	109	134
Personal lending and cards	411	402	101	106	102
Retail deposits	763	852	187	197	199
Commercial lending	679	609	169	175	154
Commercial deposits	403	434	100	103	101
Other	275	254	62	66	50

Total income	2,989	3,091	719	756	740

Analysis of impairments by sector
Residential mortgages	28	(1)	-	16	2
Home equity	65	95	1	27	13
Corporate and commercial	(23)	(77)	25	(13)	(20)
Other consumer	81	65	20	24	24
Securities	5	9	-	5	4

Total impairment losses	156	91	46	59	23

Loan impairment charge as % of gross
customer loans and advances (excluding
reverse repurchase agreements) by sector
Residential mortgages	0.5%	-	-	1.1%	0.1%
Home equity	0.5%	0.7%	-	0.9%	0.4%
Corporate and commercial	(0.1%)	(0.3%)	0.4%	(0.2%)	(0.3%)
Other consumer	0.9%	0.8%	0.9%	1.1%	1.2%

Total	0.3%	0.2%	0.4%	0.4%	0.2%

US Retail & Commercial (£ Sterling)

Key metrics	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012

Performance ratios
Return on equity (1)	7.2%	8.3%	6.5%	6.3%	9.0%
Adjusted return on equity (2)	7.2%	8.9%	6.5%	6.3%	9.0%
Net interest margin	2.95%	2.97%	2.98%	2.99%	2.90%
Cost:income ratio	73%	73%	74%	73%	70%
Adjusted cost:income ratio (2)	73%	71%	74%	73%	70%

	31 December	30 September		31 December
	2013	2013		2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- residential mortgages	5.8	5.6	4%	5.8	-
- home equity	12.1	12.5	(3%)	13.3	(9%)
- corporate and commercial	24.1	24.1	-	23.8	1%
- other consumer	8.6	8.6	-	8.4	1%

	50.6	50.8	-	51.3	(2%)
Loan impairment provisions	(0.3)	(0.3)	-	(0.3)	-

Net loans and advances to customers	50.3	50.5	-	51.0	(2%)

Total third party assets	71.7	71.9	-	72.8	(2%)
Investment securities	12.9	12.9	-	12.0	8%
Risk elements in lending
- retail	0.9	0.9	-	0.8	13%
- commercial	0.1	0.2	(50%)	0.3	(67%)

Total risk elements in lending	1.0	1.1	(9%)	1.1	(9%)
Provision coverage (3)	26%	25%	100bp	25%	100bp

Customer deposits (excluding repos)	55.1	58.0	(5%)	59.2	(7%)
Bank deposits (excluding repos)	2.0	0.7	186%	1.8	11%
Loan:deposit ratio (excluding repos)	91%	87%	400bp	86%	500bp

Risk-weighted assets
- Credit risk
- non-counterparty	50.7	50.6	-	50.8	-
- counterparty	0.5	0.6	(17%)	0.8	(38%)
- Operational risk	4.9	4.9	-	4.9	-

	56.1	56.1	-	56.5	(1%)

Spot exchange rate - US$/£	1.654	1.618		1.616

Notes:

(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Excludes the litigation settlement in Q1 2012 and net gain on sale of Visa B shares in Q2 2012.
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Key points

●	Sterling strengthened against the US Dollar, with the spot exchange rate at 31 December 2013 increasing 2.4% compared with 31 December 2012.

●	Performance is described in full in the US dollar-based financial statements set out on pages 63 to 68.

US Retail & Commercial (US Dollar)

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012
	$m	$m	$m	$m	$m

Income statement
Net interest income	2,998	3,062	781	760	747

Net fees and commissions	1,190	1,253	298	302	315
Other non-interest income	489	584	97	101	127

Non-interest income	1,679	1,837	395	403	442

Total income	4,677	4,899	1,176	1,163	1,189

Direct expenses
- staff	(1,667)	(1,605)	(400)	(406)	(365)
- other	(1,521)	(1,609)	(402)	(382)	(422)
- litigation settlement	-	(138)	-	-	-
Indirect expenses	(233)	(206)	(66)	(65)	(42)

	(3,421)	(3,558)	(868)	(853)	(829)

Profit before impairment losses	1,256	1,341	308	310	360
Impairment losses	(244)	(145)	(75)	(91)	(38)

Operating profit	1,012	1,196	233	219	322

Analysis of income by product
Mortgages and home equity	716	856	164	168	215
Personal lending and cards	643	637	165	164	164
Retail deposits	1,194	1,348	306	302	319
Commercial lending	1,062	965	275	269	247
Commercial deposits	631	689	163	159	163
Other	431	404	103	101	81

Total income	4,677	4,899	1,176	1,163	1,189

Analysis of impairments by sector
Residential mortgages	44	(2)	1	24	3
Home equity	101	150	2	43	21
Corporate and commercial	(36)	(120)	38	(21)	(31)
Other consumer	127	104	33	38	39
Securities	8	13	1	7	6

Total impairment losses	244	145	75	91	38

Loan impairment charge as % of gross
customer loans and advances (excluding
reverse repurchase agreements) by sector
Residential mortgages	0.5%	-	-	1.1%	0.1%
Home equity	0.5%	0.7%	-	0.9%	0.4%
Corporate and commercial	(0.1%)	(0.3%)	0.4%	(0.2%)	(0.3%)
Other consumer	0.9%	0.8%	0.9%	1.1%	1.2%

Total	0.3%	0.2%	0.4%	0.4%	0.2%

US Retail & Commercial (US Dollar)

Key metrics
	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012

Performance ratios
Return on equity (1)	7.2%	8.3%	6.5%	6.3%	9.0%
Adjusted return on equity (2)	7.2%	8.9%	6.5%	6.3%	9.0%
Net interest margin	2.95%	2.97%	2.98%	2.99%	2.90%
Cost:income ratio	73%	73%	74%	73%	70%
Adjusted cost:income ratio (2)	73%	71%	74%	73%	70%

	31 December	30 September		31 December
	2013	2013		2012
	$bn	$bn	Change	$bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- residential mortgages	9.6	9.1	5%	9.4	2%
- home equity	20.1	20.2	-	21.5	(7%)
- corporate and commercial	39.8	39.0	2%	38.5	3%
- other consumer	14.1	13.9	1%	13.5	4%

	83.6	82.2	2%	82.9	1%
Loan impairment provisions	(0.4)	(0.4)	-	(0.5)	(20%)

Net loans and advances to customers	83.2	81.8	2%	82.4	1%

Total third party assets	118.7	116.4	2%	117.7	1%
Investment securities	21.3	20.9	2%	19.5	9%
Risk elements in lending
- retail	1.5	1.4	7%	1.3	15%
- commercial	0.2	0.3	(33%)	0.6	(67%)

Total risk elements in lending	1.7	1.7	-	1.9	(11%)
Provision coverage (3)	26%	25%	100bp	25%	100bp

Customer deposits (excluding repos)	91.1	93.9	(3%)	95.6	(5%)
Bank deposits (excluding repos)	3.3	1.1	200%	2.9	14%
Loan:deposit ratio (excluding repos)	91%	87%	400bp	86%	500bp

Risk-weighted assets
- Credit risk
- non-counterparty	83.8	81.9	2%	82.0	2%
- counterparty	0.8	0.9	(11%)	1.4	(43%)
- Operational risk	8.2	8.0	2%	7.9	4%

	92.8	90.8	2%	91.3	2%

Notes:

(1)	Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of monthly average of divisional RWAs, adjusted for capital deductions).
(2)	Excludes the litigation settlement in Q1 2012 and net gain on sale of Visa B shares in Q2 2012.
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

US Retail & Commercial (US Dollar)

Key points
On 1 November 2013, RBS announced plans to accelerate its previously announced partial initial public offering of RBS Citizens Financial Group (RBSCFG) into the second half of 2014. RBS intends to fully divest its position in RBSCFG by the end of 2016, leaving it as a standalone regional bank, owned by public shareholders.

RBSCFG has commenced a number of actions in 2013 aimed at improving financial performance. RBSCFG continued to drive profitable growth in its core business by focusing on the customer and delivering a differentiated experience. In addition, RBSCFG has launched a series of initiatives aimed at narrowing the performance gap with competitors, including selectively expanding lending areas where RBSCFG has proven capabilities (such as Mid-Corporate, Specialty Verticals) and selective expansion of risk appetite (moving from super-prime to prime in certain products).

RBSCFG has also launched transformational initiatives in 2013 including:

•
A special initiative called Project 'TOP', 'Tapping Our Potential'. The project intends to improve the overall effectiveness and efficiency of the franchise by utilising ideas generated by our colleagues.

•
On 7 January 2014, RBSCFG announced the sale of its Chicago-area retail branches, small business operations and select middle market relationships in the Chicago market to U.S. Bank National Association, the lead bank of U.S. Bancorp. RBSCFG will maintain a presence in Chicago through its commercial business lines and several national consumer business lines not included in the sale(1). The sale, expected to close in mid-2014 (subject to regulatory approval), includes 94 Charter One branches in the Chicago area, $5.3 billion in local deposits and $1.1 billion in locally originated loans for a deposit premium of approximately $315 million, or 6%. The proceeds will be reinvested in the remaining franchise, where we have stronger market positions and better long-term growth prospects.

Moreover, RBSCFG continued to grow its core franchise by consistently delivering a differentiated customer experience and leveraging its strong market presence (top 5 deposit market share in 8 of its top 10 Metropolitan Statistical Areas).

In 2013, Consumer Banking continued to improve customer convenience, address the shift in customer preference, and expand its distribution presence. Consumer Banking installed more than 900 intelligent deposit machines (enhanced ATMs), improved the web account opening process, simplified online banking log-in, and released a new mobile application optimised for the iPad. Consumer Banking also implemented a new branch image capture system throughout the network that automates teller processing and offers secure paperless transactions, debit card identification and clear receipts that provide on-the-spot balance availability.

US Retail & Commercial (US Dollar)

Key points (continued)
In recognition of the customer experience it offers, Money magazine named Citizens Bank one of the "Best Banks in America" in 2013. In addition to a "robust presence" defined by its many branches and ATMs, Money recognised RBSCFG's extended branch hours that include seven-day-a-week supermarket branches. Money also noted that RBSCFG's convenience options also extend to its mobile banking apps for Android and iPhone, which are generating positive customer feedback in the industry. An August report issued by Xtreme Labs noted that "Citizens Bank is the only bank with the highest rated apps on both Android (4.5 stars) and iOS (4.5 stars) platforms".

The Small Business Banking and Commercial Enterprise Banking divisions were integrated into one consolidated Business Banking division within Consumer Banking, targeting companies with up to $25 million in annual sales. The consolidation will enhance the customer experience, transform sales and service, and align products and processes.

Commercial Banking remained focused on growing and deepening relationships by providing thought leadership and improved product capabilities to clients. Commercial and Industry loan growth was 8.5% compared with the same time period a year ago, which was 1.3% higher than the market(2). The strong results are partially due to the launch of several growth initiatives, which includes expanding our MidCorporate business nationally, as well as growing our Franchise Finance, Lender Finance and other key industry verticals.

Corporate Finance & Capital Markets continued to take market share from both regional competitors and large money centre banks. Commercial Banking moved up in the Overall Middle Market Bookrunner league table from an unranked position in 2009 to #6 by origination volume and #8 by number of transactions in Q4 2013.

Furthermore, the strategic alliance with Oppenheimer allowed Commercial bankers to deliver M&A ideas and solutions that are helping us provide comprehensive solutions to our clients. This alliance won the Barlow Research Associates' Monarch Innovation Award for "Most Innovative Product". The award highlights RBSCFG's commitment to making it easier for middle market companies to develop financial strategies that encompass both commercial banking and investment banking products and services.

As a result of our ongoing focus on providing thought leadership to our clients, our most recent client survey (Q3 2013) showed significant improvement in Middle Market customer satisfaction metrics over the same period a year ago. Net Promoter score increased from 36 to 50, which is well above the peer average of 42. "Proactively Provides Advice and Solutions" score was up from 62% to 85% and lead relationships as a percent of total relationships improved from 51% to 58%. Both metrics are strong indicators of our Commercial bankers' thought leadership capabilities.

Notes:

(1)
RBSCFG will continue to operate several businesses in the Chicago market, including the consumer businesses lines of mortgage lending, Education Finance and Auto Finance. RBS Citizens, the bank's commercial banking division, will continue a diverse range of commercial banking operations in Chicago including Asset-Based Lending, Asset Finance, Equipment Leasing, Commercial Real Estate, Treasury Solutions, Capital Markets, Sponsor Finance, Franchise Finance and the majority of its corporate banking business.

(2)	Source: SNL Financial. Based on most recent regulatory data as of Q3 2013. Market includes all US banks required to file regulatory reports.

US Retail & Commercial (US Dollar)

Key points (continued)

2013 compared with 2012

•
Operating profit of $1,012 million was down $184 million, or 15%. The operating environment and market conditions remained challenging, with intense competition for loans. An extended period of low short-term rates limited net interest margin expansion and the rise in long-term rates dramatically slowed mortgage refinance volumes.

•
Net interest income was down 2% at $2,998 million due to a smaller investment portfolio, consumer loan run-off and the effect of prevailing economic conditions on asset yields partially offset by the benefit of interest rate swaps, commercial loan growth and favourable funding costs.

•	Average loans and advances were flat, with commercial loan growth of 5% despite competition for lending opportunities offset by run-off of long-term fixed-rate consumer products.

•
Average customer deposits were flat, with planned run-off of high priced time deposits and lower wholesale deposits offset by growth achieved in checking and money market balances. Consumer checking balances grew by 3% while small business checking balances grew by 7% over the year.

•
Excluding the $75 million gross gain on the sale of Visa B shares in 2012, non-interest income was down $83 million, or 5% at $1,679 million, reflecting lower mortgage banking fees as refinancing volumes have slowed, and lower deposit fees. This was partially offset by higher securities gains and commercial banking fee income.

•
Excluding the $138 million litigation settlement in 2012 relating to a class action lawsuit regarding the way overdraft fees were assessed on customer accounts prior to 2010 and the $13 million litigation reserve associated with the sale of Visa B shares, total expenses of $3,421 million were broadly in line with prior year.  This largely reflects a mortgage servicing rights impairment recapture driven by the increase in long-term rates offset by the cost of regulatory compliance and new technology investments and a one-off $33 million pension gain in 2012.

•	Impairment losses increased by $99 million to $244 million for the year and represented 0.3% of loans and advances to customers.

Q4 2013 compared with Q3 2013

•	Operating profit of $233 million increased by $14 million, or 6%, driven by higher income and lower impairments partially offset by higher expenses.

•	Net interest income was up 3% to $781 million due to a larger investment portfolio, favourable funding costs and commercial loan growth.

•	Higher rates led to investment security purchases resulting in portfolio growth of $1.5 billion in the quarter and $3.9 billion during the second half, reversing first half run-off.

•	Average loans and advances were up 2%, driven by commercial loan growth, a strategic initiative to purchase residential mortgages and shift to hold more originations on the balance sheet.

•
Non-interest income was down $8 million, or 2% at $395 million, reflecting lower deposit fees due to a change in the posting order of customer transactions and lower mortgage banking fees as originations continue to trend down (33% lower than prior quarter). Mortgage activity is slowing as market rates have risen leading to lower applications combined with gains at a lower level. Commercial banking fee income was flat to the prior quarter with strong capital markets fees offset by deterioration in leasing income.

•	Total expenses were up $15 million, or 2% at $868 million, largely reflecting a litigation reserve in Q4 2013.

•	Impairment losses decreased by $16 million to $75 million for the quarter.

US Retail & Commercial (US Dollar)

Key points (continued)

Q4 2013 compared with Q4 2012

•	Operating profit of $233 million decreased by $89 million, or 28%, largely driven by higher expenses and impairments.

•
Net interest income was up $34 million, or 5% at $781 million, driven by the benefit of both run-off of legacy and newly transacted interest rate swaps and deposit pricing discipline partially offset by consumer loan run-off.

•	Non-interest income was down $47 million, or 11% at $395 million, driven by lower mortgage banking fees, down $42 million.

•	Total expenses were up $39 million at $868 million reflecting a one-off $33 million pension gain in Q4 2012.

•	Impairment losses increased by $37 million to $75 million in the quarter.

Markets

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012
	£m	£m	£m	£m	£m

Income statement
Net interest income from banking activities	159	113	62	41	46

Net fees and commissions receivable	220	318	44	50	41
Income from trading activities	2,910	3,911	517	730	513
Other operating income (net of related funding costs)	33	141	3	13	41

Non-interest income	3,163	4,370	564	793	595

Total income	3,322	4,483	626	834	641

Direct expenses
- staff	(1,177)	(1,453)	(192)	(299)	(87)
- other	(723)	(722)	(186)	(148)	(207)
Indirect expenses	(710)	(762)	(175)	(178)	(186)

	(2,610)	(2,937)	(553)	(625)	(480)

Profit before impairment losses	712	1,546	73	209	161
Impairment (losses)/recoveries (1)	(92)	(37)	(34)	1	(22)

Operating profit	620	1,509	39	210	139

Of which:
Ongoing businesses (2)	655	1,431	92	217	269
Run-off and recovery businesses	(35)	78	(53)	(7)	(130)

Analysis of income by product
Rates	1,053	1,922	189	390	323
Currencies	1,000	775	214	257	207
Asset-backed products	943	1,322	204	125	169
Credit markets	699	735	143	187	157

Total income ongoing businesses	3,695	4,754	750	959	856
Inter-divisional revenue share	(612)	(708)	(132)	(162)	(169)
Run-off and recovery businesses	239	437	8	37	(46)

Total income	3,322	4,483	626	834	641

Memo - Fixed income and currencies
Total income ongoing businesses	3,695	4,754	750	959	856
Less: primary credit markets	(561)	(574)	(128)	(146)	(160)

Total fixed income and currencies	3,134	4,180	622	813	696

Notes:

(1)	Includes £18 million pertaining to the creation of RCR and related strategy.
(2)	The ongoing businesses comprise the Rates, Currencies, Asset backed products and Credit markets areas.

Markets

Key metrics	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012

Performance ratios
Return on equity (1)	5.0%	9.6%	1.5%	7.0%	3.8%
Cost:income ratio	79%	66%	88%	75%	75%
Compensation ratio (2)	35%	32%	31%	36%	14%

	31 December	30 September		31 December
	2013	2013		2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)	25.4	24.4	4%	29.8	(15%)
Loan impairment provisions	(0.2)	(0.2)	-	(0.2)	-

Net loans and advances to customers	25.2	24.2	4%	29.6	(15%)
Net loans and advances to banks	12.5	15.5	(19%)	16.6	(25%)
Reverse repos	76.2	95.6	(20%)	103.8	(27%)
Securities	69.8	71.4	(2%)	92.4	(24%)
Cash and eligible bills	20.3	19.6	4%	30.2	(33%)
Other	8.8	21.9	(60%)	11.9	(26%)

Total third party assets (excluding derivatives
mark-to-market)	212.8	248.2	(14%)	284.5	(25%)
Net derivative assets (after netting)	15.5	18.6	(17%)	21.9	(29%)

Provision coverage (3)	85%	77%	800bp	77%	800bp

Customer deposits (excluding repos)	21.5	25.8	(17%)	26.3	(18%)
Bank deposits (excluding repos)	23.8	29.3	(19%)	45.4	(48%)

Risk-weighted assets
- Credit risk
- non-counterparty	10.8	10.5	3%	14.0	(23%)
- counterparty	17.5	26.5	(34%)	34.7	(50%)
- Market risk	26.4	26.4	-	36.9	(28%)
- Operational risk	9.8	9.8	-	15.7	(38%)

	64.5	73.2	(12%)	101.3	(36%)

Notes:

(1)
Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Compensation ratio is based on staff costs as a percentage of total income.
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Markets

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012
Income statement (ongoing business)	£m	£m	£m	£m	£m

Total income	3,094	4,076	619	800	691
Direct expenses	(1,750)	(1,902)	(353)	(408)	(247)
Indirect expenses	(682)	(753)	(154)	(176)	(183)
Impairment (losses)/recoveries	(7)	10	(20)	1	8

Operating profit	655	1,431	92	217	269

Performance ratios (ongoing business)

Return on equity (1)	6.8%	11.5%	4.6%	9.3%	9.2%
Cost:income ratio	79%	65%	82%	73%	62%
Compensation ratio (2)	35%	31%	29%	34%	10%

			31 December	30 September	31 December
			2013	2013	2012
Balance sheet (ongoing business)			£bn	£bn	£bn

Total third party assets (excluding derivatives mark-to-market)			198.8	231.4	259.3
Risk-weighted assets			52.1	56.9	79.1

Notes:

(1)
Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions), for ongoing businesses.

(2)	Compensation ratio is based on staff costs as a percentage of total income.

Key points
In 2013, Markets launched and executed a strategic repositioning of the business, aimed at reducing risk, tightening controls, consolidating the geographic footprint and reducing complexity by refocusing on the franchise's core strengths in fixed income products. The division met or exceeded all internal targets for reducing controllable costs, risk weighted assets and balance sheet, while meeting revenue and operating profit expectations. Controls were enhanced, trading was integrated into four financial hubs, the front-to-back operating model was simplified and an agreement was reached for the sale of the Investor Products and Equity Derivatives business. Market share in the four core product areas (Rates, Currencies, Asset Backed Products and Credit) remained broadly stable with high profile client transactions executed across the globe. As a result of the strategic repositioning, Markets ended 2013 better positioned for the changing regulatory and external environment.

Lower income in 2013 compared with 2012 reflected both the strategic scaling back of the balance sheet and risk reduction in a difficult market environment. Client activity was limited by the uncertainty that surrounded the much anticipated tapering of the Federal Reserve's programme of quantitative easing. This contrasted with 2012 when markets were boosted by the European Central Bank's Long Term Refinancing Operation.  Nevertheless, Markets' core businesses remained resilient and continued to produce positive results. Currencies income increased significantly year on year and Corporate Debt Capital Markets reaffirmed its leading position in the GBP market.

Markets

Key points (continued)

2013 compared with 2012

•	Operating profit fell by £889 million with income falling by 26%, partly offset by significant cost reductions. The de-risking of Markets resulted in a 36% reduction in risk-weighted assets.

•	Rates actively repositioned the business during 2013, lowering the balance sheet and reducing risk. This, combined with a weak trading performance in H1 2013, resulted in subdued returns.

•	Currencies income increased as the franchise remained resilient and FX Options benefited from opportunities in volatile FX and emerging markets.

•
Asset Backed Products continued to perform well, although income was affected by investor concerns regarding tapering of the Federal Reserve's programme of quantitative easing and a reduction in the balance sheet and risk resources deployed by the business.

•
Credit Markets reflected the previous year's de-risking of credit trading and witnessed a modest reduction in Debt Capital Markets income, although the business executed a number of significant transactions and retained its leading position in corporate GBP issuance.

•
Costs fell by 11%, reflecting a reduction in headcount of 1,000 - split evenly between the front and back-office - and tightly controlled discretionary expenses, although this was offset by a higher level of legal costs, primarily related to legacy issues in the US Asset Backed Products business.

•	The increase in impairments was driven predominantly by provisions against a single exposure in 2013.

•
Reducing risk and refocusing the division on core fixed income and currencies products drove a substantial reduction in both balance sheet and risk capital. Third party assets were £72 billion lower than 31 December 2012 and risk-weighted assets, at £65 billion, were down £37 billion.

Q4 2013 compared with Q3 2013

•	A small operating profit in Q4 2013 reflected the expected seasonal slow-down and a weaker trading performance in Rates, although this was mitigated by an improvement in Asset Backed Products.

•	The fall in Rates reflected lower volumes and a robust trading performance in Q3 2013.

•	Currencies income reduced as opportunities in FX Options were more limited following an exceptional period of volatility in both Q2 and Q3 2013.

•	Asset Backed Products rebounded as positive economic news and increased clarity concerning the pace and timing of tapering of the Federal Reserve's programme of quantitative easing reassured markets.

•	Lower Credit income was driven by fewer high value transactions in Debt Capital Markets following a spike in activity towards the end of Q3 2013.

•	Costs fell by £72 million, driven by lower staff costs, including the impact of the strategic decision to focus resources on core fixed income and currencies products.

•
The strategic reduction of the division's balance sheet and capital continued apace as third party assets and risk-weighted assets fell, respectively, by a further £35 billion and £9 billion over the quarter.

Markets

Key points (continued)

Q4 2013 compared with Q4 2012

•	Operating profit fell by £100 million, driven by an exceptional reduction to variable compensation in the prior year.

•
The reduction in both third party assets and risk-weighted assets was reflected in Rates lower income, although Asset Backed Products benefitted from renewed investor confidence as the market reacted to the Federal Reserve's clarification of intended pace and timing of tapering of quantitative easing.

•
Headcount fell by 1,000 and significant cost reductions were implemented.  This was more than offset, however, by the impact of the reduction to variable compensation in Q4 2012 following the Group's LIBOR settlement.

Central items

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012
	£m	£m	£m	£m	£m

Central items not allocated	(89)	84	(174)	(19)	118

Note:

(1)	Costs/charges are denoted by brackets.

Funding and operating costs have been allocated to operating divisions based on direct service usage, the requirement for market funding and other appropriate drivers where services span more than one division.

Residual unallocated items relate to volatile corporate items that do not naturally reside within a division.

Key points

2013 compared with 2012

•	Central items not allocated, represented a debit of £89 million in 2013 compared with a credit of £84 million in 2012, a reduction of £173 million.

•
This has been principally driven by higher unallocated Treasury and funding costs, £175 million higher, including volatile items under IFRS and lower gains on Treasury available-for-sale securities, down £156 million from £880 million in 2012 to £724 million in 2013.

•
Central items included various legacy litigation and conduct provisions totalling £127 million for 2013, a reduction of £33 million compared with 2012, and a property-related impairment of £65 million which have been offset by the non-repeat of £175 million costs incurred in 2012 in relation to the technology incident and credits totalling £80 million recognised in relation to the Group's share of profit from its stake in Saudi Hollandi, which was held as a disposal group in 2012.

Q4 2013 compared with Q3 2013

•	Central items not allocated represented a debit of £174 million in Q4 2013 compared with a debit of £19 million in Q3 2013, an increase of £155 million.

•
This increase has been principally driven by higher unallocated Treasury and funding costs, up £197 million including volatile items under IFRS, along with lower gains on Treasury available-for-sale securities, down £36 million to £114 million for Q4 2013 compared with £150 million recognised in Q3 2013.

Q4 2013 compared with Q4 2012

•	Central items not allocated represented a debit of £174 million compared with a credit of £118 million in Q4 2012.

•
This has been principally driven by higher unallocated Treasury and funding costs, up £260 million including volatile items under IFRS, along with lower gains on Treasury available-for-sale securities, down £73 million to £114 million for Q4 2013 compared with £187 million in Q4 2012.

Non-Core

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012
	£m	£m	£m	£m	£m

Income statement
Net interest income	(61)	346	(30)	(33)	59

Net fees and commissions	55	105	11	6	28
Loss from trading activities	(148)	(654)	(218)	(109)	(50)
Other operating income
- rental income	142	421	21	40	47
- other (1)	(334)	70	(377)	(23)	(116)

Non-interest income	(285)	(58)	(563)	(86)	(91)

Total income	(346)	288	(593)	(119)	(32)

Direct expenses
- staff	(203)	(276)	(37)	(50)	(50)
- operating lease depreciation	(76)	(246)	(18)	(17)	(51)
- other	(128)	(164)	(34)	(30)	(47)
Indirect expenses	(198)	(258)	(50)	(48)	(59)

	(605)	(944)	(139)	(145)	(207)

Loss before impairment losses	(951)	(656)	(732)	(264)	(239)
Impairment losses	(4,576)	(2,223)	(3,164)	(581)	(703)

Operating loss	(5,527)	(2,879)	(3,896)	(845)	(942)

Note:

(1)
Includes losses on disposals (year ended 31 December 2013 - £221 million loss; year ended 31 December 2012 - £14 million loss; Q4 2013 - £79 million loss; Q3 2013 - £73 million loss; Q4 2012 - £115 million loss).

Non-Core

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012
	£m	£m	£m	£m	£m

Analysis of (loss)/income by business
Banking and portfolios	(496)	40	(556)	(84)	(111)
International businesses	51	250	10	(31)	29
Markets	99	(2)	(47)	(4)	50

Total (loss)/income	(346)	288	(593)	(119)	(32)

(Loss)/income from trading activities
Monoline exposures	(46)	(205)	(43)	(21)	(35)
Credit derivative product companies	(5)	(205)	(5)	(9)	1
Asset-backed products	103	101	60	7	16
Other credit exotics	32	(28)	4	13	5
Equities	2	(2)	-	1	(5)
Banking book hedges	3	(38)	-	-	(2)
Other	(237)	(277)	(234)	(100)	(30)

	(148)	(654)	(218)	(109)	(50)

Impairment losses
Banking and portfolios (1)	4,646	2,346	3,201	589	723
International businesses	1	56	(9)	4	15
Markets	(71)	(179)	(28)	(12)	(35)

Total impairment losses	4,576	2,223	3,164	581	703

Of which RCR related (2)	3,118	-	2,918	200	-

Loan impairment charge as % of gross
customer loans and advances (excluding
reverse repurchase agreements) (3)
Banking and portfolios (4)	12.9%	4.2%	35.9%	5.2%	5.0%
International businesses	0.5%	5.1%	(18.0%)	4.0%	5.5%

Total	12.8%	4.2%	35.3%	5.2%	4.8%

Key metrics
	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012

Performance ratio
Net interest margin	(0.19%)	0.31%	(0.36%)	(0.35%)	0.29%

Notes:

(1)	Includes Ulster Bank impairment losses of £3,027 million (year ended 31 December 2012 - £983 million; Q4 2013 - £2,198 million; Q3 2013 - £398 million; Q4 2012 - £364 million).
(2)	Pertaining to the creation of RCR and related strategy.
(3)	Includes disposal groups.
(4)
Ulster Bank - 26.1% (year ended 31 December 2012 - 7.6%; Q4 2013 - 75.8%; Q3 2013 - 13.2%; Q4 2012 - 11.3%). Banking and portfolios excluding Ulster Bank - 6.0% (year ended 31 December 2012 - 3.1%; Q4 2013 - 17.1%; Q3 2013 - 1.9%; Q4 2012 - 3.0%).

Non-Core

	31 December	30 September		31 December
	2013	2013		2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross) (1)	35.6	40.4	(12%)	55.4	(36%)
Loan impairment provisions	(13.8)	(11.3)	22%	(11.2)	23%

Net loans and advances to customers	21.8	29.1	(25%)	44.2	(51%)

Total third party assets (excluding derivatives)	28.0	37.3	(25%)	57.4	(51%)
Total third party assets (including derivatives)	31.2	41.1	(24%)	63.4	(51%)

Risk elements in lending (1)	19.0	19.8	(4%)	21.4	(11%)
Provision coverage (2)	73%	57%	1,600bp	52%	2,100bp
Customer deposits (1)	2.2	2.4	(8%)	2.7	(19%)

Risk-weighted assets
- Credit risk
- non-counterparty	21.0	29.2	(28%)	45.1	(53%)
- counterparty	3.7	6.5	(43%)	11.5	(68%)
- Market risk	3.3	4.0	(18%)	5.4	(39%)
- Operational risk	1.2	1.2	-	(1.6)	175%

	29.2	40.9	(29%)	60.4	(52%)

Notes:

(1)	Excludes disposal groups.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

	31 December	30 September	31 December
	2013	2013	2012
	£bn	£bn	£bn

Gross customer loans and advances
Banking and portfolios	35.4	40.0	54.5
International businesses	0.2	0.4	0.9

	35.6	40.4	55.4

Risk-weighted assets
Banking and portfolios	26.2	36.7	53.3
International businesses	0.7	1.0	2.4
Markets	2.3	3.2	4.7

	29.2	40.9	60.4

Third party assets (excluding derivatives)
Banking and portfolios	25.9	34.8	51.1
International businesses	0.3	0.4	1.2
Markets	1.8	2.1	5.1

	28.0	37.3	57.4

Non-Core

Third party assets (excluding derivatives)

	31 December	Run-off	Disposals/	Drawings/	Impairments	FX	31 December
	2012		restructuring	roll overs			2013
Year ended 31 December 2013	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	22.1	(5.3)	(2.3)	0.2	(4.1)	0.3	10.9
Corporate	25.5	(8.2)	(4.6)	0.8	(0.3)	(0.2)	13.0
SME	1.0	(0.5)	(0.2)	-	-	-	0.3
Retail	3.2	(0.6)	(0.6)	-	(0.2)	-	1.8
Other	0.5	(0.3)	-	-	-	-	0.2
Markets	5.1	(0.3)	(3.0)	-	-	-	1.8

Total (1)	57.4	(15.2)	(10.7)	1.0	(4.6)	0.1	28.0

	30 September	Run-off	Disposals/	Drawings/	Impairments	FX	31 December
	2013		restructuring	roll overs			2013
Quarter ended 31 December 2013	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	16.0	(1.6)	(0.8)	0.2	(2.8)	(0.1)	10.9
Corporate	16.5	(1.4)	(1.7)	0.1	(0.3)	(0.2)	13.0
SME	0.4	(0.1)	-	-	-	-	0.3
Retail	2.1	(0.1)	-	-	(0.1)	(0.1)	1.8
Other	0.2	-	-	-	-	-	0.2
Markets	2.1	0.1	(0.4)	-	-	-	1.8

Total	37.3	(3.1)	(2.9)	0.3	(3.2)	(0.4)	28.0

	30 June	Run-off	Disposals/	Drawings/	Impairments	FX	30 September
	2013		restructuring	roll overs			2013
Quarter ended 30 September 2013	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	18.3	(1.1)	(0.5)	-	(0.5)	(0.2)	16.0
Corporate	19.9	(2.0)	(1.0)	0.2	-	(0.6)	16.5
SME	0.5	(0.1)	-	-	-	-	0.4
Retail	3.0	(0.1)	(0.6)	-	(0.1)	(0.1)	2.1
Other	0.2	-	-	-	-	-	0.2
Markets	3.5	(0.1)	(1.1)	-	-	(0.2)	2.1

Total	45.4	(3.4)	(3.2)	0.2	(0.6)	(1.1)	37.3

Note:

(1)	Disposals of £0.8 billion have been signed as at 31 December 2013 but are pending completion (30 September 2013 - £0.2 billion; 31 December 2012 - £0.2 billion).

	31 December	30 September	31 December
	2013	2013	2012
Commercial real estate third party assets	£bn	£bn	£bn

UK (excluding NI)	4.7	5.6	8.9
Ireland (ROI and NI)	2.3	4.7	5.8
Spain	0.8	1.2	1.4
Rest of Europe	2.8	4.0	4.9
USA	0.3	0.5	0.9
RoW	-	-	0.2

Total (excluding derivatives)	10.9	16.0	22.1

Non-Core

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012
	£m	£m	£m	£m	£m
Impairment losses by donating division
and sector (1)

UK Retail
Personal	(1)	4	-	-	-

Total UK Retail	(1)	4	-	-	-

UK Corporate
Manufacturing and infrastructure	60	19	66	(3)	1
Property and construction	228	88	89	16	8
Transport	40	16	4	2	2
Financial institutions	(8)	(38)	-	-	(23)
Lombard	(4)	48	(8)	2	15
Other	40	107	23	9	53

Total UK Corporate	356	240	174	26	56

Ulster Bank
Commercial real estate
- investment	837	288	679	29	91
- development	1,836	611	1,237	356	256
Other corporate	345	77	279	12	16
Other EMEA	9	7	3	1	1

Total Ulster Bank	3,027	983	2,198	398	364

US Retail & Commercial
Auto and consumer	55	49	12	15	19
Cards	-	1	-	-	(2)
SBO/home equity	83	130	23	14	22
Residential mortgages	12	21	4	5	4
Commercial real estate	9	(12)	(1)	4	(2)
Commercial and other	(3)	(12)	(2)	1	3

Total US Retail & Commercial	156	177	36	39	44

International Banking
Manufacturing and infrastructure	(42)	3	1	9	3
Property and construction	835	623	534	92	96
Transport	26	199	21	(1)	51
Telecoms, media and technology	24	32	19	1	5
Financial institutions	(49)	(58)	(2)	(17)	75
Other	245	18	184	33	8

Total International Banking	1,039	817	757	117	238

Other
Wealth	(1)	1	(1)	-	-
Central items	-	1	-	1	1

Total Other	(1)	2	(1)	1	1

Total impairment losses	4,576	2,223	3,164	581	703

Of which RCR related (2)	3,118	-	2,918	200	-

Notes:

(1)	Impairment losses include those relating to AFS securities; sector analyses above include allocation of latent impairment charges.
(2)	Pertaining to the creation of RCR and related strategy.

Non-Core

	31 December	30 September	31 December
	2013	2013	2012
	£bn	£bn	£bn

Gross loans and advances to customers (excluding reverse
repurchase agreements) by donating division and sector

UK Corporate
Manufacturing and infrastructure	-	-	0.1
Property and construction	1.7	2.2	3.6
Transport	2.7	3.5	3.8
Financial institutions	-	-	0.2
Lombard	0.2	0.2	0.4
Other	1.2	0.9	4.2

Total UK Corporate	5.8	6.8	12.3

Ulster Bank
Commercial real estate
- investment	3.2	3.4	3.4
- development	6.9	7.2	7.6
Other corporate	1.5	1.5	1.6
Other EMEA	-	-	0.3

Total Ulster Bank	11.6	12.1	12.9

US Retail & Commercial
Auto and consumer	0.2	0.2	0.6
SBO/home equity	1.5	1.7	2.0
Residential mortgages	0.3	0.3	0.4
Commercial real estate	0.2	0.2	0.4
Commercial and other	0.1	0.1	0.1

Total US Retail & Commercial	2.3	2.5	3.5

International Banking
Manufacturing and infrastructure	1.4	1.6	3.9
Property and construction	7.5	9.2	12.3
Transport	1.4	1.6	1.7
Telecoms, media and technology	0.8	0.7	0.4
Financial institutions	2.9	3.4	4.7
Other	1.9	2.4	3.7

Total International Banking	15.9	18.9	26.7

Other
Wealth	-	0.1	-

Total Other	-	0.1	-

Gross loans and advances to customers (excluding reverse
repurchase agreements)	35.6	40.4	55.4

Non-Core

Key points
Non-Core has successfully achieved and surpassed its five year Strategic Plan target, reducing third party assets from the opening £258 billion position to end 2013 significantly below the original c.£40 billion target at £28 billion. Over the life of Non-Core this represents an overall reduction of £230 billion, or 89%.  This was achieved through a mixture of disposals, run-off and impairments. By the end of 2013, the Non-Core funded balance sheet was c.4% of the Group's funded balance sheet compared with 21% when the division was created. RWAs have reduced from £171 billion to £29 billion, or 83%, over the life of Non-Core.

Third party assets were reduced by £29 billion, or 51%, during the year. Approximately £3.1 billion of the reduction was due to increased impairments as a result of the change in the future run-down/disposal plan for the remaining Non-Core assets under the transition to RCR.

2013 is the final reporting period for the Non-Core division. Approximately £12 billion of assets which were managed by Non-Core are to be returned to the relevant Core divisions, with the remaining assets transferring to RCR from 1 January 2014.

2013 compared with 2012

•
Third party assets declined by £29 billion, or 51%, reflecting run-off of £15 billion, disposals of £11 billion and impairments of £5 billion, of which £3.1 billion is driven by the new RCR strategy to exit these assets over a shorter timeframe than previous plans.

•	Risk-weighted assets were £31 billion lower, driven by disposals and run-off.

•
Operating loss of £5,527 million was £2,648 million higher than 2012, principally due to a £2,353 million increase in impairments. This was predominantly due to £3,118 million of 2013 impairments related to the creation of RCR, most significantly with £2,299 million in Ulster Bank and £742 million in International Banking, driven by the new RCR strategy to exit these assets over a shorter timeframe than previous plans, which has led to increased impairment losses on the non-performing assets.

•
Operating loss before impairment losses was £295 million higher with a reduction in net interest income of £407 million, £207 million additional disposal losses and £104 million further fair value writedowns offset by £506 million lower losses from trading activities.

•	The reduction in net interest income of £407 million was driven by a 31% fall in interest earning assets driven by run-off and disposals.

•	Headcount declined by 1,700, or 55% to 1,400 of which 1,000 relates to operations in India and Romania, reflecting divestment activity and run-off.

Q4 2013 compared with Q3 2013

•	Third party assets declined by £9 billion to £28 billion, driven by disposals of £3 billion, run-off of £3 billion and impairments of £3 billion (predominantly reflecting the new RCR strategy).

•	Risk-weighted assets fell by £12 billion, driven by disposals and run-off.

•
Operating loss of £3,896 million was £3,051 million higher than Q3 2013, principally due to higher impairments driven by the RCR increases noted above and includes £277 million RCR additional fair value losses.

Q4 2013 compared with Q4 2012

•	Operating loss increased by £2,954 million, principally due to higher impairments related to the creation of RCR, and lower valuations for assets held at fair value.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 February 2014

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary